Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

H.B. Fuller Company:

We consent to the use of our report dated January 31, 2017, with respect to the consolidated financial statements of H.B. Fuller Company and subsidiaries as of December 3, 2016 and November 28, 2015, and for each of the fiscal years in the three-year period ended December 3, 2016, and the effectiveness of internal control over financial reporting as of December 3, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement. Our report dated January 31, 2017, on the effectiveness of internal control over financial reporting as of December 3, 2016, contains an explanatory paragraph that states Advanced Adhesives and Cyberbond, LLC were excluded from management’s assessment of the effectiveness of internal control over financial reporting.

/s/ KPMG LLP

Minneapolis, Minnesota

February 6, 2017